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                                                                    EXHIBIT 28.2

                                CHATTEM, INC.
                               April 29, 1996
                            FOR IMMEDIATE RELEASE
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     CHATTEM, INC. (NASDAQ: CHTT), a Chattanooga, Tennessee, based manufacturer of health and beauty aids, announced today that it had completed the $40 million purchase of the worldwide rights of Martin Himmel Inc.'s

("MHI") Gold Bond line. The purchase price conisted of $39 million cash and

$1 million of CHTT's common stock. On April 10, 1996, CHTT announced the signing of an agreement to purchase the Gold Bond line and the planned financing.



     Gold Bond is the leading brand of adult medicated powders and has a significant position in the medicated baby powder and anti-itch cream categories. Since MHI's acquisition of the brand in 1990, Gold Bond's sales have grown rapidly to over $25.0 million in 1995.



     The Company also announced that it will finance the purchase and repay all of its existing bank indebtedness through a $61.5 million bank credit facility provided by a banking syndicate led by NationsBank, N.A. and the sale of 1.1 million shares of the Company's common stock, at $5 per share to a group of investors, including certain insiders. The Company received an opinion from an independent investment banking firm that the terms of this stock sale are fair to the public shareholders from a financial point of view. Also, 155,792 shares were issued to MHI at an average price of $6.42 as part of the financing of the acquisition.



     Chattem said that it plans to expand the well-known Gold Bond brands to other skin care categories and to international markets, where it has a limited market share.



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Company Contacts:   Robert E. Bosworth                   Joey B. Hogan
                    Executive Vice President &           Director of Finance
                    Chief Financial Officer              800/366-6077, Ext. 221
                    800/366-6077, Ext. 287               Chattem, Inc.
                    Chattem, Inc.